Exhibit 2.1

English Translation of Chinese Language Agreement

Beijing Leyu Shiji Telecommunications Equipment Retail Chain Co., Ltd.

(the “Acquirer”)

AND

Suzhou Industrial Park Pengjing Kunxiang Technology Co., Ltd.

(the “Transferor”)

Equity Interest Transfer Framework Agreement

ABOUT

Jiangsu Guanzhilin Mobile Phones Hypermarket Co., Ltd.

(the “Target Company”)

September 11, 2009

Annex 1 List of Target Company’s Subsidiaries

Annex 2 List of Retail Stores At Closing

Equity Interest Transfer Framework Agreement

THIS EQUITY INTEREST TRANSFER FRAMEWORK AGREEMENT (this “Agreement”) is entered into by the parties below as of September 11, 2009 (“Execution Date”):

(1)
Beijing Leyu Shiji Telecommunications Equipment Retail Chain Co., Ltd. (the “Acquirer”), formerly named as Beijing Feijie Investment Co., Ltd., a limited liability company duly organized under the laws of the People’s Republic of China with the registration number of its business license as 110108010608315;

(2)
Suzhou Industrial Park Pengjing Kunxiang Technology Co., Ltd. (the “Transferor”), a limited liability company duly organized under the laws of the People’s Republic of China with the registration number of its business license as 320594000142330.

In this Agreement, the Acquirer and the Transferor are individually referred to as a “Party” and collectively referred to as the “Parties”.

WHEREAS:

A.
Jiangsu Guanzhilin Mobile Phones Hypermarket Co., Ltd. (registration number: 321322000071028, hereinafter referred to as the “Company” or the “Target Company”) is a limited liability company duly registered and organized in and validly existing under the laws of the People’s Republic of China. As of the Execution Date of this Agreement, the registered and contributed capital of the Target Company is RMB100 million Yuan (RMB One Hundred Million Yuan). The Company is mainly engaged in the business of sales and after-sales services for mobile phones, digital products and communication equipment and their accessories, agent service for product of communication operators, research and development and repair services for communication equipment, leasing of sales counters, and house agent services (hereinafter collectively referred to as the “Mobile Phone Business”).

B.
The Acquirer, the Target company, Mr. Zhuqun Peng and other related parties, jointly or separately, have entered into the  Acquisition Framework Agreement and Operation and Management Agreement on May 5, 2008, the Supplementary Agreement to Acquisition Framework Agreement, the Supplementary Agreement to Operation and Management Agreement, the Equity Interests Transfer Agreement and the Supplementary Agreement to the Equity Interests Transfer Agreement on October 30, 2008,  and the Confirmation Letter for the Operating Profit Index Lockup Period on December 18, 2008 (hereinafter collectively referred to as “51% Equity Interests Transfer Agreements for the Target Company”). Based on the 51% Equity Interests Transfer Agreements for the Target Company, the Acquirer specifies the terms and conditions of the acquisition of 51% of the equity interests in the Target Company.

C.	As of the Execution Date of this Agreement, the Transferor holds 49% of the equity interests in the Target Company and the Acquirer holds 51% of the equity interests in the Target Company.

D.
The Transferor desires to transfer and the Acquirer desires to acquire the 49% of the equity interests held by the Transferor in the Target Company, in order to change the Target Company into a wholly owned subsidiary of the Acquirer.

E.
The Acquirer and the Transferor have entered into or will enter into an Equity Interests Transfer Agreement to be submitted to the administration for industry and commerce (“Equity Interests Transfer Agreement for Registration”), setting forth the transfer by the Transferor of its 49% equity interests in the Target Company to the Acquirer.

F.	The Parties agree to modify or supplement certain contents of the Equity Interests Transfer Agreement for Registration.

NOW, THEREFORE, the Parties hereby agree to execute this Agreement as the terms and conditions below:

Article 1 Definitions and Interpretations

1.1	Definitions. Unless otherwise specified herein, the following terms shall have the following meanings:

(1)	“Target Equity” refers to the 49% of the equity interests held by the Transferor in the Target Company.

(2)	“Guanzhilin” refers to, collectively, the Target Company and the Target Company’s Subsidiaries.

(3)	“Target Company’s Subsidiaries” refer to the subsidiaries in which the Target Company directly holds equity interests on the Execution Date of this Agreement (see Annex 1).

(4)	“Retail Stores at Closing” refer to the mobile phone retail stores normally operated by Guanzhilin as of the Closing Date (see Annex 2).

(5)	“Acquisition Consideration” refers to the aggregate consideration that the Acquirer shall pay to the Transferor for the acquisition of the Target Equity.

(6)
“Closing Date” refers to the date on which the modification registration formalities regarding transferring of the 49% of the equity interests in the Target Company to the Acquirer with the administration for industry and commerce have been completed and the Transferor has provided the Acquirer with the originals of the modification registration inquiry archives which have been obtained from the administration for industry and commerce. As of or before the Closing Date, the legal representative, supervisors and general manager of the Target Company as well as the director(s) appointed by the Transferor shall have been replaced by and registered with the administration for industry and commerce as persons designated by the Acquirer.

(7)
“Business Secrets” refers to all the information of the technical information and business information relating to the operation of the assets and/or the business of Guanzhilin, and information in connection with the transaction contemplated herein, etc., including but not limited to the contracts, research and development, proprietary information, financial information, pricing and cost information, business, marketing and expansion plans and proposals relating to the assets and/or the business of Guanzhilin.

(8)
“Undisclosed Liabilities” refers to any existing or contingent liabilities of Guanzhilin not disclosed in writing to the Acquirer as of the Closing Date, including, without limitation to, any actual, contingent, mature, immature, contractual or tort-based liabilities, liabilities arising out of prior civil litigation or arbitration decisions, and any administrative penalties, recoveries, forfeitures, or criminal penalties and liabilities.

(9)
“Affiliate” refers, with respect to any person or entity, to: (i) an entity that owns or controls the equity interests, property rights or rights of such person or entity; (ii) an entity of which the equity interests, assets or rights are owned or controlled by such person or entity; (iii) an entity under common ownership or control with such person or entity; (iv) the directors, supervisors, senior officers or household owner of such entity or such person, and any of their immediate family members; and (v) any other entity owned or controlled by any of the persons referred to in (iv) above. The term “immediate family members” refers to the blood relatives and affinities within three generations.

1.2	Interpretations. In interpreting the contents of this Agreement:

(1)
The titles of articles, clauses, sub-clauses and paragraphs are provided for the purpose of facilitating the understanding of this Agreement only and do not affect the interpretation of this Agreement.

(2)	References to articles and annexes are references to the articles and annexes of this Agreement. Unless otherwise stated, any reference to this Agreement includes the annexes of this Agreement.

(3)	Unless otherwise specified herein, a reference to any laws shall be also considered as a reference to all the legal and statutory provisions promulgated under such laws.

Article 2 Equity Interests Transfer

2.1
Transfer of Target Equity. The Transferor agrees to transfer to the Acquirer and the Acquirer agrees to accept the Target Equity. As of the Closing Date, the Target Company will be changed into a wholly owned subsidiary of the Acquirer.

Article 3 Acquisition Consideration

3.1
Acquisition Consideration The Acquisition Consideration under this Agreement is RMB200 million Yuan (RMB Two Million Yuan).The Parties agree and confirm that, regardless of whether the transfer price of the Target Equity is specified in the Equity Interests Transfer Agreement for Registration, other than the Acquisition Consideration set forth under this Agreement, the Acquirer shall not be required to pay any consideration to the Transferor with respect to the Target Equity in accordance with any other agreements or documents (including, but not limited to, the Equity Interests Transfer Agreement for Registration).

3.2	Payment of Acquisition Consideration. The Parties agree that the Acquirer and/or its designated person shall pay the Acquisition Consideration in accordance with the following terms:

(1)
First Installment: Within 3 business days after the Closing Date, the Acquirer and/or its designated person shall pay RMB100 million Yuan (RMB One Million Yuan) to the bank account designated by the Transferor.

(2)
Second Installment: Within 30 days after the Closing Date, the Acquirer and/or its designated person shall pay RMB50 million Yuan (RMB Fifty Million Yuan) to the bank account designated by the Transferor.

(3)
Third Installment: Within 3 months after the Closing Date, the Acquirer and/or its designated person shall pay RMB50 million Yuan (RMB Fifty Million Yuan) to the bank account designated by the Transferor.

Article 4 Preconditions

4.1
Preconditions. The Parties agree that the performance by the Acquirer of the obligation to pay each installment of the Acquisition Consideration under Article 3.2 hereof shall be subject to the satisfaction and fulfillment of all of the following preconditions:

(1)
The modification registration formalities regarding transferring of the 49% of the equity interests in the Target Company to the Acquirer with the administration for industry and commerce shall have been completed.

(2)	The Transferor has provided the Acquirer with the originals of the modification registration inquiry archives which have been obtained from the administration for industry and commerce.

4.2
Fulfillment of the Preconditions. The Transferor shall exercise all necessary efforts to perform the obligations in connection with the above preconditions and handle all relevant legal procedures. The Acquirer shall assist the Transferor in handling relevant legal procedures, if necessary.

Article 5 Representations and Warranties

5.1
Representations and Warranties of Transferor. The Transferor represents and warrants to the Acquirer as follows (except as otherwise specifically provided herein, these representations and warranties are true as of the Execution Date of this Agreement and the Closing Date):

(1)
All the information and data provided by the Transferor and the Target Company to the Acquirer during the due diligence, consultation and negotiation activities carried out for the execution and performance of this Agreement is true, complete and accurate, without any false, misleading or material deviations.

(2)
The Transferor is the sole legal holder of the Target Equity and has the lawful, complete and effective right to dispose the Target Equity. It has the necessary power and authority to execute and perform this Agreement and to transfer the Target Equity to the Acquirer without additional conditions or reservation and in a complete, lawful and effective manner on the Closing Date.

(3)
Any portion of the Target Equity is free and clear of any ownership dispute as well as any right of choice, acquisition right, pre-emptive right, option, custody, trust, mortgage, pledge or any encumbrances, limitations of rights or any other liabilities in any forms.

(4)	The Target Company is duly organized and validly existing under PRC laws with limited liabilities. Any and all payable expenses regarding its establishment and registration have been fully paid.

(5)
All the branches and subsidiaries of the Target Company (including Target Company’s Subsidiaries and branches) are duly organized and validly existing under PRC laws and are 100% beneficially owned and controlled by the Target Company. There is no ownership dispute over the equity interests of such companies and branches and such equity interests are free from any right of choice, acquisition right, pre-emptive right, option, custody, trust, mortgage, pledge or any encumbrances, limitations of rights or any other liabilities in any forms. The Acquirer shall legally and beneficially own and control such branches and subsidiaries after the Closing Date.

(6)
Guanzhilin has all valid licenses, permits, approvals, registrations, qualifications, certificates or other government authorizations necessary to operate its business. There is no sign indicating that any license, permit, approval, registration, qualification, certificate or authorization of Guanzhilin will or is likely to be revoked or not renewed in whole or in part, in the normal course of business ( whether due to this Agreement or any other causes)

(7)
No agreement, contract or other legal document already executed by Guanzhilin will become invalid or be deemed as default, or be requested for early termination due to the execution of this Agreement or the change of equity ownership hereunder, and the Target Company will not be requested to assume any liabilities therefrom. The execution of this Agreement or the change of equity ownership hereunder will not result in any violation by Guanzhilin of its articles of association or any applicable laws or judicial/administrative order, award or judgment.

(8)	Financial and tax issues

(i)
The financial account books, accounts and other records of Guanzhilin are set up in accordance with applicable PRC laws and accounting practice and (a) are always kept in an appropriate way; (b) include the complete and accurate records of the matters that must be dealt with (the assets, liabilities, major transactions, etc. of Guanzhilin); and (iii) provide the true and fair opinions on the financial results of Guanzhilin;

(ii)
Guanzhilin has paid or prepaid in full the taxes payable or prepayable to the taxation authority. From the date of its incorporation until the Closing Date, Guanzhilin is free and clear of any tax evasion, tax dodgery, tax arrear, tax refund by fraudulent means or circumstances of unduly enjoyment of preferential tax policies;

(iii)
From the date of its incorporation until the Closing Date, Guanzhilin will not be involved in any controversies, disputes, litigation, administrative actions, tax investigations, sanctions or compulsory measures resulted from any taxation issues (including, without limitation to, tax declarations, execution of tax policies, enjoyment of tax preferences and tax payments), and there will be no circumstance that will cause the taxation authority to levy tax payment and overdue fine or impose tax sanction or to cancel or forfeit the existing preferential tax policy, or the possibilities thereof;

(iv)
Notwithstanding the foregoing representations and warranties, the Transferor hereby undertakes that if it finds, at any time, Guanzhilin is involved in any controversies, disputes, litigations, administrative actions, tax investigations, sanctions or compulsory measures resulted from any taxation issues occurring before the Closing Date (including those occurring after the Closing Date, but related responsibility is attributable to the time before the Closing Date), such taxes, overdue fines, penalties, etc. shall be borne and paid by the Transferor, and any and all losses arising therefrom shall be unconditionally and irrevocably borne and compensated by the Transferor or be directly deducted from the Acquisition Consideration;

(v)
For all taxes imposed on the Transferor under applicable PRC laws in connection with the transaction contemplated hereunder, the Acquirer and/or Guanzhilin is not required to pay any withholding tax with respect to the deduction or payment on the Transferor’s behalf, and there is no requirement that may be raised by relevant taxation authority to the Acquirer and/or Guanzhilin in respect of the Target Equity transaction.

(9)	Employees:

(i)
Guanzhilin has paid the social insurance premiums for employees in full in accordance with applicable PRC laws. Amount of such insurance premium is consistent with the requirement of prudent business operations;

(ii)
At any time, if Guanzhilin is found to be involved in any controversies, disputes, litigations, arbitrations, administrative or judicial actions, labor investigations, sanctions or compulsory measures resulted from any social security issues (including, but not limited to, failure to sign labor contracts with employees, or failure to pay salaries to employees in full and on time, or any non- payment of any employee social insurance fees, social security fees, housing provident funds or welfare fees in whole or in part, or any non-payment of any overdue fines or penalties imposed by any labor administration authority or any compensations imposed by any labor arbitration or litigation) occurring before the Closing Date (including those occurring after the Closing Date, but related responsibility is attributable to the time before the Closing Date), such unpaid amounts, overdue fines, penalties, etc. shall be borne and paid by the Transferor.  Any losses arising therefrom shall be unconditionally and irrevocably borne and compensated by the Transferor or be directly deducted from the Acquisition Consideration;

(iii)
The Acquirer is entitled to confirm the not-retained employees within 30 days after the Closing Date and notify the Transferor in writing. Any and all works relating to such redundancy shall be the responsibility of the Transferor. Any expenses involved shall be unconditionally and irrevocably borne and compensated by the Transferor or be directly deducted from the Acquisition Consideration.

(10)	Legal Dispute:

(i)
Guanzhilin has complied with its articles of association, applicable PRC laws and judicial/administrative orders, awards or judgments in all of the material respects, and is not involved in any significant litigation, arbitration or dispute;

(ii)	At the current time, there are no unperformed order, award, judgment, proceeding, levy, expense, loss and costs against Guanzhilin;

(iii)
At any time, if Guanzhilin is found to be involved in any controversies, disputes, litigation, arbitration, administrative or judicial actions, investigations, sanctions or compulsory measures resulted from any legal disputes occurring before the Closing Date (including those occurring after the Closing Date, but related responsibility is attributable to the time before the Closing Date), any losses arising therefrom shall be unconditionally and irrevocably borne and compensated by the Transferor or be directly deducted from the Acquisition Consideration.

(11)	Business: from the date of incorporation of Guanzhilin until the Closing Date:

(i)
Guanzhilin maintains normal business operations. The nature, scope or way of business will not be changed or interrupted, and assets, operations, financial and personnel situations of Guanzhilin do not have any material adverse changes;

(ii)
No third party will prematurely terminate any material contracts with Guanzhilin (including, without limitation to, product supply and sale contract, operator cooperation contract and house lease agreement for retail stores) because of the transaction contemplated hereunder or demand to collect payments under such material contracts before the payment due date. There is no event or circumstance which is known or shall be reasonably expected to have any material adverse effect on the Target Equity or the transaction contemplated hereunder;

(iii)	No abnormal devaluation or illegal transfer, assignment, misappropriation, disposal or realization of Guanzhilin’s assets will occur.

(12)	Retail Stores:

(i)	As of the Closing Date, all the retail stores in Annex 2 are operating in ordinary courses;

(ii)
All the retail stores under the actual control of the Target Company and/or the Transferor (whether or not using “Guanzhilin” as trade name) are listed in Annex 2. If any such retail store is not listed in Annex 2, it shall be included in the scope of closing. The Acquisition Consideration shall have already covered such unlisted retail stores and the Transferor undertakes to unconditionally refund to the Acquirer part of the Acquisition Consideration as of RMB One Million Yuan to the Acquirer for each unlisted retail store;

(iii)
The house lease agreements for retail stores listed in Annex 2 are all true, lawful and valid. Before March 31, 2011, if the lessor and/or property owner unilaterally increases the rent, prematurely terminates the lease agreement or puts forth any other request adverse to Guanzhilin other than for reasons of any breach by Guanzhilin and/or discontinuance of lease by Guanzhilin, the Acquirer shall, within 3 days of being aware thereof, timely notify the Transferor in writing. If a consensus cannot be reached with the lessor and/or property owner to prematurely terminate the lease agreement after Transferor’s negotiations therewith, the Transferor undertakes to unconditionally refund to the Acquirer part of the Acquisition Consideration as equal to one year’s rent of such related store.

(13)	Credits and liabilities: from the date of incorporation of Guanzhilin until the Closing Date, unless specifically disclosed herein and required for normal business operations:

(i)	Guanzhilin has not concluded any bank loan or guarantee contracts;

(ii)	Guanzhilin has not provided any guarantees for the debts of any companies or persons;

(iii)
Except for prepaid, ordinary course travel expenses in a reasonable amount (in amounts not greater than RMB 10,000 individually and RMB 500,000 in the aggregate), Guanzhilin has not loaned any funds to any companies or persons;

(iv)	As of the Closing Date, Guanzhilin has no outstanding borrowings, debts or liabilities due to any banks, companies or persons;

(v)
As of the Closing Date, Guanzhilin has no outstanding borrowings, debts or liabilities due to the Transferor or any directors, supervisors and general managers of Guanzhilin as well as its Affiliates, and none of the foregoing companies or persons has any outstanding borrowings, debts or liabilities due to Guanzhilin.

(14)	Except as expressly disclosed herein, there is no following matters being performed and/or to be performed:

(i)
Any labor contract or service contract with a salary of over RMB 30,000 Yuan/person/month between Guanzhilin and any person (except for the labor contracts and service contracts concluded by Guanzhilin with no more than ten officers and engaged experts of Guanzhilin);

(ii)	Any agreement or arrangement concluded by Guanzhilin in any way other than by observing the principle of independence of interest and fair market value;

(iii)	Any agreement or arrangement to which the Transferor or Guanzhilin is a party, that has a material adverse effect on the financial or business conditions of Guanzhilin;

(iv)
At any time, any loss incurred by the Acquirer and/or Guanzhilin due to undisclosed matters shall be unconditionally and irrevocably borne and compensated by the Transferor or directly deducted from the Acquisition Consideration;

(15)	Intangible Assets:

(i)
The word/graphic trademarks of “Guanzhilin” in class 35, class 37 and class 38 in accordance with the Nice Agreement Concerning the International Classification of Goods and Services for the Purposes of the Registration of Marks (“Guanzhilin Trademarks”) are transferred to the Target Company, and all transfer application documents with the Target Company as the transferee and complying with the requirements of relevant government authority are submitted to such government authority before September 30, 2009. The Transferor shall cause the other joint owners of Guanzhilin Trademarks to execute the relevant transfer application documents and actively assist in completing such transfer registration;

(ii)	From the date of this Agreement, any use of Guanzhilin Trademarks by the Transferor and its Affiliate in any way shall be subject to the prior written consent of the Target Company.

(16)	Non-competition: Except with the prior written consent of the Target Company:

(i)	The Transferor and its Affiliate shall not, directly or indirectly, invest in, acquire or subscribe the equity interests of or engage in mobile phone retail business in the name of Guanzhilin;

(ii)
From the Execution Date of this Agreement to March 31, 2011, the Transferor and its Affiliate shall not, directly or indirectly, invest in, acquire or subscribe the equity interests of or engage in mobile phone retail business in Jiangsu, Shandong, Shanxi and Shanghai;

(iii)
From the Execution Date of this Agreement to March 31, 2011, the Transferor and its Affiliate shall not abet or solicit any employee of Guanzhilin to join in the enterprises which they invested in, acquired or subscribed the equity interests of,  or are engaged in mobile phone retail business;

(iv)
From the Execution Date of this Agreement to August 31, 2019, the Transferor and its Affiliate shall not lease or operate the retail stores listed in Annex 2 in any name, regardless of whether the lease of any such retail store is terminated by the lessor or Guanzhilin.

If the Transferor and/or its Affiliate violate any of the foregoing provisions, the Transferor shall refund to the Acquirer the Acquisition Consideration of RMB one million Yuan per store concerned.

Upon the occurrence of any of the foregoing circumstances, the Transferor shall immediately cease, or take effective measures to preclude any such breach.

5.2
Representations and Warranties of the Acquirer. The Acquirer hereby represents and warrants to the Transferor as follows (except as otherwise specifically provided herein, these representations and warranties are true as of the Execution Date of this Agreement and the Closing Date):

(1)	The Acquirer is duly organized and validly existing under PRC laws with limited liabilities;

(2)	The Acquirer will pay the Acquisition Consideration in full in due course in accordance with the provisions herein and perform its obligations as specified herein.

Article 6  Indemnification

6.1	Indemnity for the Acquirer

(1)
The Transferor agrees and undertakes that the Transferor will be deemed as in breach of this Agreement if the Transferor fails to perform this Agreement in whole or in part or violates or misrepresents any representations, warranties, undertakings or other obligations or provisions, or any representations, warranties or undertakings hereunder is untenable, untrue, inaccurate or incomplete, and the Transferor shall assume the defaulting liability. Any liability, obligation, damages, litigation, proceedings, arbitration, levy, expenses, losses and costs thus faced or incurred by the Acquirer and/or Guanzhilin shall be unconditionally and irrevocably borne and compensated by the Transferor or directly deducted from the Acquisition Consideration

(2)
The Transferor agrees and undertakes that the defaulting liabilities and debts of the Transferor under the above paragraph and the relevant provisions of this Agreement shall be borne and compensated by the Transferor within 10 days.

(3)
If the Transferor delays in assuming the defaulting liability hereunder or delays the payment and compensation for the losses incurred by the Acquirer and/or Guanzhilin, the Transferor shall pay the liquidated damages for such delay at a daily rate of 0.05% of the due but unpaid amount as from the overdue date.

6.2	Indemnity for the Transferor

The Acquirer shall pay each installment of the Acquisition Consideration pursuant to the provisions of Article 3. In case of any delay due to the fault of the Acquirer, the Acquirer shall pay the liquidated damages for suchdelay at a daily rate of 0.05% of the due but unpaid amount as from the overdue date.

Article 7  Modification of the 51% Equity Interests Transfer Agreements for the Target Company

7.1
Adjustment of Acquisition Consideration. The acquisition consideration under the 51% Equity Interests Transfer Agreements for the Target Company is adjusted to RMB 252.96 million Yuan (RMB Two hundred and fifty-two million nine hundred and sixty thousand Yuan).

7.2	Waiver of Operating Profit Index. The Acquirer hereby agrees to:

(1)
As of the Closing Date, it waives the operating profit index of Mr. Zhuqun Peng (as the controlling party therein) in all audited years as specified in the 51% Equity Interests Transfer Agreements for the Target Company and waives the relevant provisions with respect to the adjustment of the acquisition consideration on the basis of the fulfillment of operating profit index.

(2)
As of the Closing Date, terminate the Operation & Management Agreement dated May 5, 2008, the Supplementary Agreement to Operation & Management Agreement dated October 30, 2008, the Confirmation Letter of the Operating Profit Index Lockup Period dated December 18, 2008 and waive all the liabilities and/or obligations of Mr. Zhuqun Peng (as the controlling party therein) thereunder.

7.3
Assumption of Liabilities and/or Obligations. If Mr. Zhuqun Peng (as the controlling party therein) fails to perform or comply with the 51% Equity Interests Transfer Agreements for the Target Company or violates or misrepresents any representations, warranties, undertakings or other obligations or provisions under the 51% Equity Interests Transfer Agreements for the Target Company and consequently causes the Acquirer and/or Guanzhilin to face or assume any liability, obligation, damages, litigation, proceedings, arbitration, levy, expenses, losses and costs, Mr. Zhuqun Peng (as the controlling party) shall indemnify any and all of the actual economic losses caused thereby, but excluding the actual economic losses arising after December 31, 2011 (the compensation liability for the actual economic losses incurred by the Acquirer and/or Guanzhilin due to undisclosed liabilities and contingent liabilities is not subject to this time limitation), and the Acquirer waives and will cause the Target Company to waive the right on actively appealing for legal liabilities against Mr. Zhuqun Peng. The Acquirer agrees to and will cause the Target Company to agree to waive and not to appeal for any legal liabilities and/or obligations of Mr. Zhuqun Peng (as the controlling party), other than the obligation to compensate for the actual economic losses.

7.4
Supplementary Agreement. The Acquirer, Mr. Zhuqun Peng (as the controlling party) and other related parties have executed the Supplementary Agreement II to Equity Interests Transfer Agreement for 51% equity interests of the Target Company with respect to the matters stipulated in this Article 7 on August 20, 2009 (“51% Equity Supplementary Agreement II”). The Parties agree that the effectiveness and performance of this Agreement is a precondition of the effectiveness and performance of the 51% Equity Supplementary Agreement II. If this Agreement is terminated for whatever reason, the 51% Equity Supplementary Agreement II shall be terminated accordingly, and the Parties shall resume performing the 51% Equity Interests Transfer Agreements for the Target Company.

Article 8  Dividend Distribution and Capital Decrease

8.1	Dividend Distribution

(1)	The Parties agree to distribute all the consolidated after-tax distributable dividends of the Target Company ended as of August 31, 2009. The distribution percentages are set forth as follows:

Shareholder	The distribution percentages (%)
Beijing Leyu Shiji Telecommunications Equipment Retail Chain Co., Ltd.	51
Suzhou Industrial Park Pengjing Kunxiang Technology Co., Ltd.	49

(2)
Before September 30, 2009 or within an extended period otherwise agreed by the Parties, the Parties will confirm in writing all the consolidated after-tax distributable dividends of the Target Company ended as of August 31, 2009. The Parties agree and undertake that they will cause the Target Company to pay such dividend in accordance with the distribution percentage as provided in the above paragraph to the bank accounts designated by the Acquirer and the Transferor within 3 business days after such written confirmation is made.

8.2	Capital Decrease

(1)
In consideration of that the Transferor will cease to be a shareholder of the Target Company, the Parties agree to decrease the registered capital of the Target Company from RMB 100 million Yuan (RMB one hundred million Yuan) to RMB 51 million Yuan (RMB fifty-one million Yuan).

(2)
The Parties agree and undertake that they will cause the Target Company to complete the registration of such capital decrease in accordance with applicable PRC laws and pay the capital decrease amount of RMB 49 million Yuan (RMB forty-nine million Yuan) to the bank account designated by the Transferor within 3 business days upon the issuance of the business license indicating that the registered capital of the Target Company is RMB 51 million Yuan (RMB fifty-one million Yuan).

8.3
Confirmation of Acquisition Consideration. The Acquirer confirms that the Acquisition Consideration of RMB 200 million Yuan for the 49% equity interest in the Target Company under Article 3 and the acquisition consideration of RMB 252.96 million Yuan for the 51% equity interest in the Target Company under Article 7.1 have taken the effect of the dividend distribution and capital decrease under Article 8 into reasonable consideration. Any acquisition consideration shall not be adjusted or decreased due to dividend distribution and capital decrease.

Article 9 Taxes and Charges

9.1
Unless otherwise required by relevant laws or otherwise agreed to herein, each Party hereto shall pay all taxes and fees required by applicable PRC laws and regulations relating to the transactions hereunder.

9.2
Each Party shall be responsible for their respective costs and expenses in connection with the negotiation, preparation and execution of this Agreement, including the reasonable costs and expenses for their respective investment consultants, legal counsels, accountants, appraisers and other professionals.

Article 10 Confidentiality

10.1
Each Party shall keep confidential all Business Secrets it obtains from the other Party during the process of execution and performance of this Agreement. The term of this confidentiality obligation shall extend until the relevant Business Secrets is publicly disclosed by its owner.

10.2	The above restriction shall not apply to the information which:

(1)	Has been proved by the receiving Party that such information had been obtained before the disclosure and is not obtained from the disclosing Party directly or indirectly;

(2)	Was obliged to disclose by any Party required by law to the relevant governmental authorities, stock exchanges, etc.;

(3)
Was disclosed by any Party to its Affiliates, investment consultants, legal counsels, auditors and other financing institutions while using its best efforts to protect and to encourage such other persons to protect the confidentiality of such information.

10.3
Each Party shall cause the shareholders, directors, officers and other employees of themselves, their professional consultants and their Affiliates to comply with the confidentiality obligations under this Article.

Article 11 Force Majeure

11.1
If it is commercially impracticable to perform this Agreement due to any force majeure, then any nonperformance of the obligations under this Agreement relating to such force majeure shall be excused. “Force majeure” means any event, circumstance or occurrence that cannot be foreseen, avoided or reasonably controlled by the Parties and cannot be avoided or mitigated by the Parties in whole or in part by taking reasonable and cautious measures, thus directly or indirectly preventing the performance of any material obligation hereunder. Such events, circumstances or occurrences include but are not limited to natural disasters, wars, fires, explosions, earthquakes, epidemics, floods and storms. If any force majeure event occurs, making it commercially impracticable for any Party to perform the terms and conditions herein, such Party shall notify the other Party within 14 days of the occurrence of the force majeure event and provide the details of the force majeure event in such notice. No delay or failure to perform this Agreement caused by any force majeure event will constitute a default on the part of such Party affected or become the basis for any claims for compensation or indemnification. Upon the occurrence of a force majeure event, both Parties shall have the obligation to take reasonable measures to perform this Agreement where practical and feasible. Within 14 days after the force majeure event has ended, such Party shall notify the other Party of the end of the force majeure event and shall ensure the receipt of such notice by the other Party.

11.2
If a force majeure event occurs, making it commercially impracticable to perform this Agreement, and the force majeure event lasts for more than 6 months, the Parties may negotiate to terminate this Agreement.

Article 12 Notices

12.1
Any notices and other documents delivered hereunder shall be made in writing and sent by courier, express mail, facsimile or electronic mail to the Parties at the following addresses and/or facsimile numbers.

12..2
If any of such notices and other documents are delivered by courier, it shall be regarded as properly sent after being received by the recipient; if it is sent by facsimile, it shall be regarded as properly sent after receipt of the reply code or facsimile confirmation; if it is sent via mail, it shall be regarded as properly sent on the 3th day after being posted; if it is sent by e-mail, it shall be regarded as properly sent upon the receipt of the confirmation from the recipients. To prove that such notices or documents have been sent, the Party must only show that such notices have been placed at or sent to the following addresses of the recipients, or the following addresses of the recipients have been properly written on the mailing envelope and such items have been properly sent.

(1)	To Acquirer
Address: 3/F, South Chang’an Xing Rong Center No.1, Naoshikou Ave, Xicheng District, Beijing
Recipient:   Dongping  Fei
Fax:   010-58325959
E-mail:     fdp@pypo.net

(2)	To Transferor
Address: 17F, Donghuan Times Square, No.1408, Donghuan Road, Suzhou
Recipient:  Zhuqun  Peng
Fax:   0512-65226588-826
E-mail:   gzl-pz@vip.sina.com

Article 13 Miscellaneous

13.1
Governing Law. This Agreement shall be governed by the laws of the People’s Republic of China. All interpretation and performance of or relating to this Agreement shall be subject to the laws of the People’s Republic of China.

13.2
Dispute Resolution. Any disputes arising from the performance of or in connection with this Agreement shall be settled by the Parties through friendly negotiation. If the Parties have failed to settle the dispute within 30 days after a Party gives the other Party a written notice of negotiation, any Party may submit such dispute to the China International Economic and Trade Arbitration Commission Shanghai Sub-Commission for arbitration in accordance with such commission’s then applicable arbitration rules. The arbitration decision shall be final and binding on the Parties to such dispute.

13.3	Effectiveness. This Agreement shall become effective on the date first written above after being duly executed and affixed with the company seal by both Parties.

13.4
Entire Agreement. The annexes hereto shall constitute an integral part of this Agreement and shall be legally effective as this Agreement and binding on the Parties. In the event that any prior memoranda, agreements or contracts with respect to the subject matter hereof entered or reached prior to this Agreement are inconsistent with this Agreement, this Agreement shall prevail. All the amendments or supplements hereto shall be made with written instruments duly executed by the Parties.

13.5
Waiver. No failure or delay by a Party in exercising any rights or remedies under this Agreement or any amendments or supplements hereto shall constitute or be regarded as a waiver of such rights and remedies, and nor shall any single or partial exercise of any such rights or remedies prevent the further exercise of such rights or remedies in future.

13.6
Severability. In the event that any terms or provisions of this Agreement becomes invalid or unenforceable in any circumstances or jurisdictions, the invalidity or unenforceability of such terms or provisions shall not affect the validity or enforceability of the remaining terms or provisions of this Agreement, nor affect the validity or enforceability of such terms or provisions in any other circumstances or jurisdictions.

13.7
Language and Counterparts. This Agreement is written in Chinese and binds upon the Parties. This Agreement has two counterparts, with each of the Parties holding one counterpart. Each counterpart shall be deemed an original and all the counterparts shall constitute one and the same instrument.

The following annexes are made an integral part of this Agreement:

Annex 1 List of Target Company’s Subsidiaries

Annex 2 List of Retail Stores At Closing

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 In witness whereof, the Parties hereto have caused this Equity Transfer Framework Agreement to be executed by their respective authorized representatives as of the date first above written.

Acquirer:

Beijing Leyu Shiji Telecommunications Equipment Retail Chain Co., Ltd.

Authorized Representative: /s/ Dongping Fei

Transferor:

Suzhou Industrial Park Pengjing Kunxiang Technology Co., Ltd.

Authorized Representative: /s/ Peng Wang